UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 11-K/A

_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):    ………………………………………………………………………………………………………..

x    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE    ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oriental Bank CODA Profit Sharing Plan

c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP

254 Muñoz Rivera Avenue,

Oriental Center 15th Floor

San Juan, Puerto Rico 00918

EXPLANATORY NOTE

OFG Bancorp (the “Company”) is filing this Amendment No. 1 to its Form 11-K for the year ended December 31, 2017, originally filed with the Securities and Exchange Commission on June 25, 2018 (the “2017 Form 11-K”), solely for the purpose of including previously omitted stamp number in the Report of Independent Registered Public Accounting Firm.

Except as described above, no other changes have been made to the Form 11-K as originally filed.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, the related  statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2005.

San Juan, Puerto Rico
June 25, 2018

Stamp No.E324887 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN (Name of Plan)

Date:	June 26, 2018	/s/ Maritza Arizmendi
Maritza Arizmendi
Executive Vice President and
Chief Financial Officer

/s/ Juan J. Santiago
Senior Vice President and Trust Officer